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Exhibit 99.1

Nordic Telephone Company ApS
Announces Recommended Offer
of TDC A/S

Copenhagen, 30 November 2005

        Nordic Telephone Company ApS ("NTC") is pleased to announce its decision to make a recommended offer valuing TDC A/S ("TDC") at DKK76 billion

        TDC's Board has agreed that when the offer is commenced on the terms and conditions agreed between TDC and NTC it will recommend NTC's cash offer of DKK382 per TDC share

        NTC is a newly formed company established by investment funds directly or indirectly advised or managed by Apax Partners Worldwide LLP, The Blackstone Group International Limited, Kohlberg Kravis Roberts & Co. L.P., Permira Advisers KB and Providence Equity Partners Limited

Highlights of the Transaction

  •
  NTC will make a cash tender offer for all of TDC's share capital ("the Tender Offer"). The Tender Offer will be commenced shortly and in any event not later than 5 December 2005. Settlement is expected to be in January 2006

  •
  The Tender Offer consideration will be DKK382 in cash per TDC share (the "Offer Price"), subject to adjustment for dividends or other distributions paid by TDC prior to the settlement of the Tender Offer

  •
  The Offer Price represents a premium of approximately:

  •
  39.3% relative to the average share price on 16 August 2005, the last day of trading before the date of TDC's Stock Exchange Release No. 17 commenting on an article in the press regarding possible approaches to TDC about a potential offer to buy the whole of TDC

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  44.7% relative to the average TDC share price over the last 3 months prior to 17 August 2005

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  117.0% relative to the share price in SBC Communications' sale of 51,351,981 TDC shares (32.1% of TDC's share capital) as of 10 June 2004

  •
  The Board of TDC has agreed that, when the offer is commenced on the terms and conditions agreed between TDC and NTC, it will recommend that shareholders accept the Tender Offer

        A press conference will be held today at 11:00 am (CET) at TDC's offices at Nørregade 21, 1165 Copenhagen.

        NTC commented, "TDC is an excellent company with strong market positions and a proven management team. We believe that this offer, which would make this the largest private equity transaction ever in the Nordic region, represents a compelling proposition to the shareholders of TDC and we are excited about the prospect of working with management to continue building towards a successful future for the company, its employees and customers."

Background and Reasons for the Tender Offer

        Based on its review of TDC prior to this announcement, NTC expects to continue the strategy publicly announced by TDC with respect to: its integrated Nordic mobile, fixed line, cable and broadband delivery; capitalizing on the growth in mobile and broadband markets; its plans for personnel (including employment terms); the continued development of its Swiss operations; and the disposal of the directories business.

  •
  NTC regards TDC as an attractive company within the European telecommunications sector, and believes TDC is a well managed company with strong positions in all its key markets

  •
  NTC expects to continue the strategy publicly announced by TDC particularly with regard to capitalizing on the growth in mobile and broadband markets

  •
  NTC expects to continue to support management's successful Nordic consolidation strategy through potential additional acquisitions, such as the highly successful integration of Song

  •
  NTC has high regard for TDC management's achievements and believes TDC management will continue to be an important asset of TDC going forward

  •
  The investors in NTC have significant experience successfully developing telecommunications companies, including incumbent operators

The Transaction

        NTC is today announcing a recommended voluntary conditional public tender offer to the shareholders of TDC. NTC expects to commence the Tender Offer on or before 5 December 2005. Under the Tender Offer, the shareholders of TDC will be offered a cash consideration of DKK382, without interest (as adjusted in accordance with the terms of the Tender Offer), for each TDC Share. The Offer Price represents an aggregate consideration for the outstanding TDC share capital of approximately DKK76 billion. The TDC ADS holders are offered the USD equivalent of DKK191 per TDC ADS in cash, without interest (as adjusted in accordance with the terms of the Tender Offer). The amount payable to TDC ADS holders will be based on the exchange rate obtained by the relevant payment agent on the spot market on or about the date of settlement of the Tender Offer when it purchases USD using the DKK191 per TDC ADS payment received by it from NTC. As of 29 November 2005 DKK6.32 was equal to USD 1.00 based upon the rates reported by the Danish Central Bank.

        If TDC pays dividends or makes other distributions to its shareholders prior to settlement of the Tender Offer, the Offer Price paid pursuant to the Tender Offer will be reduced by the per share amount of such dividend or distribution (DKK for DKK).

        Following a successful completion of the Tender Offer, TDC would be directly or indirectly owned by certain funds directly or indirectly advised or managed by Apax Partners Worldwide LLP, The Blackstone Group International Limited, Kohlberg Kravis Roberts & Co. L.P., Permira Advisers KB and Providence Equity Partners Limited.

        The Board of TDC has agreed that, when the offer is commenced on the terms and conditions agreed between TDC and NTC, it will recommend that shareholders accept the Tender Offer.

        The Tender Offer will not be subject to any conditions concerning the availability of financing or due diligence. The Tender Offer will be subject to, among other things: (i) a minimum of more than 90% of the share capital in TDC being tendered to or held by NTC at the expiry of the Tender Offer, (ii) certain regulatory approvals, (iii) the absence of certain material adverse changes concerning TDC and the TDC Group, (iv) no acquisitions or divestitures of more than a specified amount (except that TDC may agree or commit to dispose of stakes in companies it does not control subject to certain conditions), (v) a decrease in consolidated net indebtedness of at least a specified minimum amount and (vi) that prior to or at the end of the offer period, the Board of TDC has not withdrawn or modified in a manner adverse to NTC its recommendation to TDC shareholders to accept the Tender Offer.

        In connection with the Tender Offer, Nordic Telephone Company Holding ApS, the immediate parent company of NTC, currently intends to undertake an invitation (the "Invitation") to holders, subject to certain conditions, of any and all of the following debt securities of TDC (the "TDC MTNs") to offer to sell such securities to Nordic Telephone Company Holding ApS or another entity designated by Nordic Telephone Company Holding ApS: (a) DEM 500,000,000 5.00% notes due 2008, (b) JPY 3,000,000,000 1.28% notes due 2008, (c) EUR 350,000,000 5.625% notes due 2009, (d) EUR 1,000,000,000 5.20% notes due 2010, (e) EUR 700,053,000 3.875% notes due 2011 and (f) EUR 750,000,000 6.50% notes due 2012. The Invitation would be launched shortly after the date hereof and is expected to include an early tender price/late tender price mechanism, whereby the purchase price for TDC MTNs tendered by an early tender deadline will be 100% of the principal amount thereof, and noteholders who accept the Invitation after such early tender deadline will be entitled to 99% of the principal amount thereof, in each case plus accrued and unpaid interest up to (but not including) the settlement date. In conjunction with the Invitation, Nordic Telephone Company Holding ApS currently also intends to solicit consents from holders of the TDC MTNs, among other things, to modify certain terms of the TDC MTNs and to add a new provision giving TDC the right to redeem all or some of the TDC MTNs not accepted for purchase in the Invitation at 99% of their principal amount plus accrued and unpaid interest. The Tender Offer is not conditioned on the Invitation or the solicitation described above or the completion of any transaction contemplated thereby. NTC and Nordic Telephone Company Holding ApS may reconsider their current intentions and views relating to the Invitation or the solicitation referred to above and may make any changes that they deem necessary or appropriate with respect to the existing debt of TDC. Nordic Telephone Company Holding ApS is not obligated to undertake the Invitations or the solicitation referred to above and may elect not to do so.

        Enskilda Securities AB and J.P. Morgan plc act as lead financial advisors to NTC. Deutsche Bank has also provided financial advice to NTC. Bech-Bruun act as legal counsel to NTC and its shareholders as to matters of Danish law, and Simpson Thacher & Bartlett LLP act as legal counsel to NTC and its shareholders as to matters of United States law. The transaction will be financed by Barclays Capital, CSFB, Deutsche Bank, J.P. Morgan and Royal Bank of Scotland.

Press conference

        A press conference will be held today at 11:00 am (CET) at TDC's offices at Nørregade 21, 1165 Copenhagen. At the press conference Thorleif Krarup, Niels Heering and Henning Dyremose from TDC as well as Richard Wilson (Apax Partners), Lawrence Guffey and Walid Kamhawi (Blackstone), Oliver Haarmann (KKR), Kurt Björklund (Permira), and Jonathan Nelson and Gustavo Schwed (Providence) will be present.

For more information please contact:

Nordic Telephone Company ApS

Danish press Prospect	International press Finsbury
Peter Gustafson Tel: +45 33 73 00 88 Fax: +45 33 73 00 81 E-mail: pgu@prospect.dk	Edward Orlebar/Don Hunter Tel: +44 (0)20 7251 3801 Fax: +44 (0)20 7251 4112 E-mail: edward.orlebar@finsbury.com

About TDC

        TDC is a Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organized as six main business lines: TDC Solutions, TDC Mobile International, TDC Switzerland, TDC Cable TV, TDC Directories, and TDC Services. TDC was partly privatized in 1994 and fully privatized in 1998, and the shares are held by individual and institutional shareowners primarily in Europe and USA.

About NTC's Shareholders

        (in alphabetical order)

About Apax Partners Worldwide LLP ("Apax Partners")

        Apax Partners is a leading private equity investment advisory group, with offices in London, Madrid, Menlo Park, Milan, Munich, New York, Paris, Stockholm and Tel Aviv. Apax Partners manages or advises funds totalling USD 20bn globally. The current European fund, Apax Europe VI, is €4.3bn. Headquartered in London, Apax Partners raised its first US fund in 1980 and its first European fund in 1981 and has since built up deep expertise in the following industry sectors: telecommunications, information technology, healthcare, media, financial services and retail/consumer. In each of these sectors, Apax Partners' team consists of specialists who have either worked at senior levels within the industry sector or have consulted to it.

        Apax Partners invests in companies at many stages of development ranging from late venture through to buy-out. Recent telecoms buyouts include: Bezeq (incumbent telecoms operator in Israel), TIM Hellas (mobile operator in Greece), Intelsat (leading fixed satellite services provider globally), Inmarsat (leading mobile satellite services provider globally) and Kabel Deutschland (leading cable network in Germany). Relevant late venture and development capital investments include Equinox/Synetrix (UK public sector-focused provider of broadband and applications services), Starhome (Roaming VAS platform for mobile operators) and Mobifon (mobile operator in Romania).

About The Blackstone Group ("Blackstone")

        Blackstone was founded in 1985 and is headquartered in New York with offices in London, Hamburg, Paris, Mumbai, Boston, Atlanta, and Los Angeles. The firm raised its first private equity fund in 1987 and since then has invested USD 11.3bn in equity in 89 transactions with an aggregate transaction value of approximately USD 115bn. Blackstone is currently investing from BCP IV, which held its final close in August 2002 with USD 6.5bn of committed equity capital. In addition, in 2000, Blackstone raised BCOM, a USD 2bn fund dedicated to investments in the communication and media sector. At that time, BCOM was the largest fund of its kind ever raised. The combination of the two funds, BCP IV and BCOM, represents USD 8.5bn of committed capital. Since 2000, Blackstone has increased its focus on Europe by growing its team to 45 European professionals and allocating 33% of BCP IV and BCOM to European investments representing approximately USD 2.8bn of capital. Blackstone invested USD 2.6bn of equity on European deals over the last four years in 16 transactions.

        Since 1993, Blackstone Communications Partners I L.P. ("BCOM") or its predecessors have invested over USD 2bn in 30 transactions in the telecommunications sector. BCOM is among the largest pools of dedicated private equity capital formed to address the media and communications sector in the world.

        Blackstone's core markets are the European Community and North America. Blackstone is one of the world's most experienced telecommunications investors with a focus on wireless and fixed line telecommunications in Europe and North America. Blackstone has owned several wireless operators (e.g., Centennial, Grupo Iusacell, Commnet, and fixed wireless operators) and several fixed line operators (cable companies in the US and Germany, such as a controlling stake in Kabel Baden-Wurttemburg, and CLECs in the US). Blackstone has also invested in fixed satellite services (such as New Skies Satellites in The Netherlands), wireless billing services, backbone networks and other telecommunications assets.

About Kohlberg Kravis Roberts & Co. ("KKR")

        KKR is one of the world's oldest and most experienced private equity firms specializing in management buyouts. Founded in 1976, it has offices in New York, Menlo Park, London, Paris and Hong Kong.

        Throughout its history, KKR has brought a long-term investment approach to its portfolio companies, focusing on working in partnership with management teams to invest for future competitiveness and growth. Over the past 29 years, KKR has invested in more than 130 transactions with a total value of over USD 62 billion. The firm is currently managing approximately USD 11.5 billion in funds, including its USD 6.0 billion KKR Millennium Fund L.P. and its EUR 4.5 billion European II Fund.

        KKR made its first investment in Europe in 1996, and in aggregate has invested USD 4.8 billion of equity in 17 European companies through a wide range of transactions. These include the largest leveraged buyouts to date in the Netherlands and France and nine European transactions with a value of USD 1 billion or greater. KKR's current investments in the telecom sector include: SBS Broadcasting S.à.r.l., PanAmSat, Nuvox Communications, Broadnet Mediascape and Zhone Technologies.

About Permira

        Permira is a leading global private equity firm and acts as adviser to 18 Permira Funds totalling approximately EUR 11 billion. The firm's team of 90 professionals, based in Frankfurt, London, Madrid, Milan, New York, Paris, Stockholm and Tokyo, focus on large international transactions. Since 1985 the Permira Funds have invested in more than 270 transactions. In the last 12 months, the Permira Funds have completed seven transactions with a combined transaction value of EUR 13 billion.

        Permira Europe III is a EUR 5.1 billion private equity fund. The investors in the fund are mostly pension funds and other institutional investors based primarily in Europe and the United States. The Permira Funds have since their inception had a strong focus on telecoms and technology investing over 30% of all investments in this sector. Recent telecoms sector transactions include investments in the fixed satellite services company Intelsat (EUR 4bn), the mobile satellite services company Inmarsat (EUR 1.7bn), as well as the German mobile service provider debitel (EUR 800m).

About Providence Equity Partners Limited ("Providence")

        Providence is a global private investment firm specializing in equity investments in media, communications and information companies around the world. The principals of Providence Equity manage funds with over USD 9.0 billion in equity commitments, including Providence Equity Partners V, a USD 4.25 billion private equity fund, and have invested in more than 80 companies operating in over 20 countries since the firm's inception in 1990. Significant investments include VoiceStream Wireless, PanAmSat, AT&T Canada, Western Wireless, Eircom, Casema, Kabel Deutschland, Language Line, Metro-Goldwyn-Mayer, ProSiebenSat.1, Nextel, Warner Music Group, Recoletos, and Bresnan Broadband Holdings. Providence Equity has offices in Providence, London and New York.

        To date, Providence is the only private equity firm that has successfully structured and led the acquisition of a European incumbent PTT (Eircom). In addition to Eircom, Providence has invested in two major cable television companies in Europe: Kabel Deutschland (10 million subscribers) in Germany was acquired from Deutsche Telekom in 2003 and Casema (1.3 million subscribers) in the Netherlands was acquired from France Telecom in 2003. In the U.S, Providence was a founding investor in wireless services provider Western Wireless in 1992, out of which Voicestream was spun off in 1999 and subsequently sold to Deutsche Telekom in 2000. All these investments have strengthened Providence's understanding of the competitive dynamics in the telecommunications industry. In addition, Providence's ownership of a variety of assets in other media and communications sectors such as content (Metro-Goldwyn-Mayer), satellites (PanAmSat) and broadcasting (ProSiebenSat1), allows the firm to have a complete picture of the potential benefits arising out of future convergence between media and telecommunications.

Possible Purchases outside of the Tender Offer

        NTC has obtained exemptive relief from the provisions of Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, permitting it (or financial institutions on its behalf) to make purchases of TDC Shares outside of the Tender Offer from and after the first public announcement of the Tender Offer until the end of the offer period, subject to certain conditions. Accordingly, to the extent permissible under applicable securities laws and in accordance with normal Danish market practice, NTC, or its nominees, or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, TDC shares outside the United States, other than pursuant to the Tender Offer, before or during the period in which the Tender Offer is open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required by applicable securities laws.

Note regarding forward-looking statements

        This news release contains "forward-looking statements." Forward-looking statements may be identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", "will" or words of similar meaning and include, but are not limited to, statements about the expected future business of TDC resulting from and following the proposed transaction. These statements are based on the current expectations of NTC's management, and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions to the proposed transaction, and changes in global, political, economic, business, competitive, market and regulatory forces. NTC does not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

Important information

        The offer document when published, including the acceptance form, is expected to be distributed to TDC's registered shareholders by TDC, except shareholders resident in jurisdictions in which the Tender Offer or the acceptance hereof would be contrary to applicable law.

        This news release should be read in conjunction with the entire offer document and the other related documents described in the offer document when published, including any accompanying documents, for a more complete description of the terms and conditions of the Tender Offer.

        This news release does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the Tender Offer or otherwise. The Tender

Offer will be made solely by means of an Offer Document and the documents accompanying the Offer Document (including the Form of Acceptance and the Letter of Transmittal), which will contain the full terms and conditions of the Tender Offer, including details of how the Tender Offer may be accepted. In the United States, NTC and the other filing parties will file a Tender Offer Statement containing the Offer Document and other related documentation with the US Securities and Exchange Commission (the "SEC") on Schedule TO and TDC will file a Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 no later than ten Business Days after the date the Offer Document is mailed to TDC shareholders. Free copies of the Schedule TO, the Schedule 14D-9 and the other related documents to be filed by NTC and TDC in connection with this Offer will be available from the date such documents are mailed to TDC shareholders on the SEC's website at http://www.sec.gov. Information will be available for a period on the Copenhagen Stock Exchange website (http://www.cse.dk) and thereafter in its password restricted database. Copies of the Offer Document and the forms of acceptance will also be made available on a website NTC will establish. The Offer Document and the related documents will be made available to all TDC shareholders at no charge to them. TDC shareholders are advised to read the Offer Document and the related documents when they are sent to them because they will contain important information. TDC shareholders in the United States are also advised to read the Tender Offer Statement and the Solicitation/Recommendation Statement because they will contain important information.

        The availability of the Tender Offer to TDC shareholders who are not resident in and citizens of Denmark or the United States may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions.

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  Exhibit 99.1
Nordic Telephone Company ApS Announces Recommended Offer of TDC A/S